UNITED STATES BANKRUPTCY COURT
EASTERN DISTRICT OF NEW YORK
------------------------------x
                               :
In re:                         :      CHAPTER 11
                               :
APPONLINE.COM, INC., ISLAND    :      Case Nos.      800-84686-478
MORTGAGE NETWORK, INC., et al.,:                     800-84687-478
                               :                     800-85007-478, and
                               :                     801-85195-478 through
                               :                     801-85202-478
                               :
               Debtors.        :      Substantively Consolidated
------------------------------ :
                               :
ALAN M. JACOBS, as Chapter 11  :
Trustee of APPONLINE.COM, INC.,:
ISLAND MORTGAGE NETWORK, INC., :
and ACTION ABSTRACT, INC., and :
NATIONAL SETTLEMENT SERVICES   :      Adv. Proc. No. 802-8157-478
CORP., ALLIANCE MORTGAGE CORP.,:
ARROWHEAD MORTGAGE COMPANY,    :
INC., BAY CITY MORTGAGE CORP., :
CITIZENS MORTGAGE SERVICE,     :
INC., CORNERSTONE FIRST        :
FINANCIAL, INC., QUEEN CITY    :
MORTGAGE CO., and WESTERN      :
NATIONAL FUNDING, INC.,        :
                               :
                               :
              Plaintiffs,      :
                    v.         :
                               :
STATE BANK OF LONG ISLAND,     :
                               :
                Defendant.     :
-------------------------------x




                                    COMPLAINT

This action is brought by Alan M. Jacobs (the "Trustee"), as Chapter 11 Trustee of Apponline.Com, Inc. ("AppOnline"), Island Mortgage Network, Inc. ("Island Mortgage"), and Action Abstract, Inc. ("Action Abstract"), and by the remaining debtors in these substantively consolidated Chapter 11 proceedings -- namely, National Settlement Services Corp. ("National

Settlement"), Alliance Mortgage Corp., Arrowhead Mortgage Company, Inc., Bay City Mortgage Corp., Citizens Mortgage Service, Inc., Cornerstone First Financial, Inc., Queen City Mortgage Co., and Western National Funding, Inc. (all debtors collectively, the "Debtors"). Plaintiffs, by their undersigned counsel, allege as follows:


                                  Introduction

1. By this action, the Debtors seek to avoid and recover a transfer of $13,754,706 that they made on June 6, 2000 to State Bank of Long Island ("State Bank"). As explained below, that transfer is avoidable both as a preferential transfer pursuant to Bankruptcy Code ss. 547 and as a fraudulent conveyance pursuant to Bankruptcy Code ss. 544(b) and New York's Debtor and Creditor Law.

2. The Debtors' claims arise out of the unorthodox and highly improper banking relationship they had with State Bank prior to the July 19, 2000 commencement of these chapter 11 cases. From February 1999 until the petition date, the Debtors maintained the great majority of their bank accounts at State Bank. From the outset, the Debtors' State Bank accounts were chronically overdrawn. At the end of virtually every day, checks presented against the Debtors' principal disbursement account at State Bank created a multi-million dollar overdraft. Each morning, the Debtors eliminated the prior day's overdraft through a two-step process. First, the Debtors transferred into the overdrawn disbursement account monies they had received overnight by wire transfer from their warehouse lenders. The Debtors then eliminated the balance of the overdraft by stopping payment -- each day -- on a large number of checks presented against the disbursement account the day before.

3. In exchange for permitting the Debtors to incur overdrafts in the millions of dollars and to stop payment on a daily basis on huge numbers of checks, State Bank treated the daily overdrafts as a loan, for which it charged and the Debtors paid interest at the prime rate,

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


as well as certain fees. This loan was unsecured. Month after month, the amount of this unsecured loan increased in size. On June 5, 2000, the amount of the loan reached a new high -- $13,754,706. On June 6, 2000, the Debtors paid off this loan by transferring $7,292,500 into the overdrawn disbursement account and, at the same time, stopping payment on disbursement account checks totaling $6,470,369.

4. This $13,754,706 debt repayment is avoidable as a preferential transfer under Bankruptcy Code ss. 547(b). The payment was made less than 90 days before the petition date, at a time when the Debtors were deeply insolvent. Moreover, the payment had the effect of preferring State Bank, which was paid in full, over the Debtors' warehouse lenders and other unsecured creditors, who continued funding the Debtors' operations and whose claims, as a result, are likely to be paid at pennies on the dollar.

5. The Debtors' June 6, 2000 debt repayment is avoidable on an independent ground as well: In addition to being a preferential transfer, it was a constructive fraudulent conveyance under Bankruptcy Code ss. 544(b) and New York law. At the time of this payment, State Bank knew, or at the very least was on clear notice, that the Debtors were committing a massive fraud against their warehouse lenders and other creditors, and that State Bank was facilitating that fraud by permitting the Debtors to engage in the highly unorthodox banking practices necessary to the fraud's success. When asked at deposition to explain the extent of the bank's knowledge of the Debtors' fraud, no fewer than four State Bank officers, including the CEO and Chairman of the Board, invoked their Fifth Amendment privilege against self-incrimination. Because of State Bank's knowledge (and, indeed, facilitation) of the Debtors' fraud, it did not receive the $13,754,706 payment in good faith, and therefore did not provide fair consideration for the payment within the meaning of N.Y. Debtor & Creditor Law ss. 272.


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



                                   The Parties

6. AppOnline, a holding company, is a Delaware corporation with its principal place of business in Melville, New York. Island Mortgage, a direct wholly-owned subsidiary of AppOnline, is a New York corporation with its principal place of business in Melville, New York. Until the New York State Department of Banking suspended the Debtors' operations on June 30, 2000, AppOnline operated a mortgage banking and brokerage business through Island Mortgage -- its principal operating subsidiary -- and its other subsidiaries.

7. Action Abstract is a New York corporation that had a principal place of business in Islandia, New York. At all pertinent times, Action Abstract was a settlement agent and title abstract company, which was principally owned by one of AppOnline's directors; its settlement operations were entirely dominated and controlled by Island Mortgage.

8. National Settlement is a Delaware corporation and a wholly-owned subsidiary of Action Abstract. At all pertinent times, National Settlement conducted no business operations, and it had no assets other than two bank accounts that were entirely controlled by Island Mortgage personnel.

9. The remaining Debtors (collectively, the "Branch Subsidiaries") are wholly-owned subsidiaries of AppOnline. Each is a former regional mortgage banking company, which AppOnline acquired and converted into additional Island Mortgage branches prior to July 19, 2000.

10. On July 19, 2000 (the "Petition Date"), AppOnline and Island Mortgage filed voluntary petitions in this Court under chapter 11 of the Bankruptcy Code. Pursuant to order of this Court dated July 28, 2000, the United States Trustee appointed Alan M. Jacobs, the Trustee, as chapter 11 trustee of the estates of AppOnline and Island Mortgage.


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

11. On July 28, 2000, certain creditors of Action Abstract filed an involuntary chapter 11 petition against it. On August 22, 2000, this Court entered an order for relief under chapter 11 with respect to Action Abstract. Pursuant to order of this Court dated September 19, 2000, the United States Trustee appointed the Trustee as chapter 11 trustee of Action Abstract.

12. On June 20, 2001, the Trustee filed voluntary chapter 11 petitions in this Court on behalf of National Settlement and the Branch Subsidiaries.

13. On July 3, 2001, the Trustee moved for an order substantively consolidating the estates of all of the Debtors for all purposes, nunc pro tunc to July 19, 2000, on the ground that, prior to the Petition Date, the Debtors' businesses had been operated as a single consolidated entity and their assets had been hopelessly commingled. This Court granted that motion by order dated September 7, 2001.

14. Defendant State Bank is a New York banking corporation with its principal place of business in New Hyde Park, New York.

                             Jurisdiction And Venue

15. This Court has jurisdiction over this adversary proceeding pursuant to 28 U.S.C. ss.ss. 157 and 1334 and the standing order of reference entered by the United States District Court for the Eastern District of New York. Venue in this district is proper pursuant to 28 U.S.C. ss. 1409.

16. This action constitutes a core proceeding pursuant to 28 U.S.C.
ss. 157(b)(2).



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



                               FACTUAL BACKGROUND

A.     The Debtors' Business and Their Highly Unorthodox Relationship With State
       Bank

17. Prior to the Petition Date, the Debtors operated a mortgage banking and brokerage business. Island Mortgage, the principal operating entity, was a licensed mortgage banker; it originated and sold residential mortgage loans, soliciting mortgage applications through a network of branch offices and a website, AppOnline.com. Most of these mortgage loans were funded with monies advanced under lines of credit obtained from five warehouse lenders. Virtually all mortgages were closed subject to a binding purchase agreement with an investor and sold shortly after closing. Island Mortgage did not perform servicing of the loans.

18. Under its agreements with its warehouse lenders, Island Mortgage represented that it would use the funds they advanced to fund the purchase of specified residential mortgages. Island Mortgage agreed that, if those purchases did not close, it would return the funds within a specified period of time. All funds advanced by the warehouse lenders were wired to an account (the "Settlement Account") held by a purportedly independent third party -- initially by a lawyer named David Duboff, and later, from September 1999 through the Petition Date, by Action Abstract.

19. The Debtors used a single account (the "Disbursement Account") to fund all mortgages that they originated. The Disbursement Account was initially an account held by an affiliate named Network National Settlement Corp. ("Network National"). From September 1999 through the Petition Date, the account was held by National Settlement. The Disbursement Account was funded by transfers from accounts of other Debtors -- principally, transfers from the Settlement Account.

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


20. In February 1999, the Debtors, along with several non-Debtor affiliates, opened over 30 bank accounts at State Bank. From that time until the Petition Date, the Debtors continued to maintain these 30-plus accounts at State Bank. These accounts included the Settlement Account and the Disbursement Account, and represented a substantial majority of all the Debtors' bank accounts.

21. State Bank agreed at the outset to permit the Debtors and their affiliates to operate all of their State Bank accounts as a so-called "group account." Among other things, State Bank agreed to permit Island Mortgage to exercise complete control over all 39 accounts, including control over the transfer of monies into and out of the accounts.

22. From the outset of the Debtors' banking relationship with State Bank, the Disbursement Account was chronically overdrawn. At the end of virtually every day, checks presented against that account created a multi-million dollar overdraft. While the Debtors generally maintained a positive balance in the Settlement Account, this positive balance was almost invariably dwarfed by the amount of the Disbursement Account overdraft. Effectively, the Debtors were using the overdrawn Disbursement Account to satisfy their daily working capital needs.

23. In the Spring of 1999, State Bank and the Debtors -- recognizing the reality of the situation -- agreed to treat the daily overdrafts in the Disbursement Account as a loan. Specifically, they agreed that State Bank would charge, and the Debtors would pay, interest at the prime rate on the amount by which each day's overdraft in the Disbursement Account exceeded the positive balance in the Settlement Account at the end of that day. The Debtors also agreed to pay a "labor charge" of $3,500 per month to defray the administrative expenses incurred by State Bank in connection with the daily overdrafts. Pursuant to this

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


agreement, the Debtors paid State Bank more than $140,000 in interest and $49,000 in labor charges prior to the Petition Date, in addition to the more than $700,000 in wire fees and other banking fees that the Debtors paid State Bank pre-petition.

24. The Debtors' agreement to pay State Bank interest at the prime rate on each day's net overdraft reflected the fact that these overdrafts reduced the amount of money available to State Bank to invest elsewhere. Specifically, between the time each overdraft was created and the time State Bank eliminated it the next day, the overdraft reduced the aggregate amount of funds on deposit at State Bank, thereby reducing, dollar for dollar, the amount of funds available to State Bank to invest overnight.

25. Until late June 2000, the Debtors' consistent practice was to eliminate the daily overdraft in the Disbursement Account on the morning of the next banking day, through a two-step process. First, the Debtors transferred funds -- principally the proceeds of wire transfers received overnight from the warehouse lenders -- into the Disbursement Account. Second, the Debtors eliminated the balance of the overdraft that remained after these transfers by stopping payment on checks, totaling in the millions of dollars, that had been presented against the Disbursement Account on the prior banking day.

B.     The June 6, 2000 Transfer

26. On June 5, 2000, at the close of business, the overdraft in the Disbursement Account reached a new high -- $13,762,516.53. The positive balance in the Settlement Account at that time was only $7,809.72, resulting in a net indebtedness of $13,754,706.81 on which the Debtors were required to pay interest.

27. On the morning of June 6, 2000, the Debtors repaid this $13,754,706.81 loan. They did so in two steps. First, they transferred a total of $7,292,500, consisting principally of the proceeds of wire transfers received the night before from the warehouse

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


lenders, from the accounts of Action Abstract and AppOnline to the Disbursement Account. Second, the Debtors stopped payment on checks totaling $6,470,369, which had been drawn on and debited against the Disbursement Account. The combination of these fund transfers and stop payments eliminated the Disbursement Account overdraft in its entirety.

28. After eliminating the June 5, 2000 overdraft, the Debtors never again incurred a debt to State Bank as large as the $13,754,706.81 they had owed on that date. Nevertheless, the Debtors did continue to incur daily overdrafts in the Disbursement Account. Through June 27, 2000, the Debtors managed to eliminate each day's overdraft the next morning through a combination of transfers and stop payments.

29. On June 28, 2000, for the first time, the Debtors were unable to eliminate all of the prior day's overdraft. Even after all of the stop payments and transfers made by the Debtors on that day, an overdraft of more than $1 million remained in the Disbursement Account. The following day, State Bank itself took action to eliminate this overdraft: It refused, for the first time, to honor any checks presented for payment against the Disbursement Account.

30. As of the Petition Date, as a result of State Bank's refusal to honor numerous checks presented against the Disbursement Account on June 29, 2000 and on subsequent days, that account was not overdrawn but, instead, had a positive balance.

C.     The Debtors' Massive Fraud on Their Warehouse Lenders and Other
       Creditors

31. At the time of the June 6, 2000 loan repayment, State Bank knew or should have known that the Debtors' highly unorthodox banking practices were an integral element of the massive fraud that the Debtors had been committing against their creditors for more than a year. At some time prior to 1999, the Debtors, faced with a chronic shortage of cash needed to fund their operations, had begun to attempt to disguise their insolvency and keep their

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


operations afloat by implementing a variation on a traditional check-kiting scheme. The Debtors implemented this fraudulent scheme successfully until the New York State Department of Banking suspended their operations on June 30, 2000.

32. At the core of the Debtors' fraudulent scheme was their subversion of the lending arrangements governing the funds they received from their warehouse lenders. Island Mortgage represented to the warehouse lenders that the funds they advanced would be held by a third party agent and used to fund particular mortgage loans that were supposedly ready to close. In fact, these loans were not ready to close. Unbeknownst to the warehouse lenders, Island Mortgage exercised complete control over the Settlement Account and, each day, transferred most of the funds in that account to the Disbursement Account. Island Mortgage used some of these transferred monies to fund closings of other mortgage loans, and it diverted a substantial portion of the remaining transferred monies to accounts controlled by other Debtors to pay operational and other expenses.

33. As a result of the Debtors' diversion of monies intended to fund mortgage closings and their use of these funds to pay operational and other expenses, the Debtors were left with insufficient monies to close all of the mortgage transactions funded by the warehouse lenders. The Debtors therefore began a systematic and daily practice of writing large numbers of mortgage funding checks against the Disbursement Account that they knew they did not have sufficient funds to honor. This resulted in a multi-million dollar overdraft in the Disbursement Account at the close of each banking day, which the Debtors regularly cured on the next banking day by stopping payment on large numbers of mortgage funding checks drawn on and presented for payment against this account. The Debtors then wrote new checks -- which once again they had insufficient funds to honor -- to the payees of the stopped checks.

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


34. During the first six months of 2000, National Settlement stopped payment on checks totaling more than $210 million written against the Disbursement Account, representing 25% of the total dollar amount of checks written against this account. Each month, the number and amount of checks on which National Settlement stopped payment increased. In June 2000, National Settlement stopped 32%, by dollar amount, of all checks written against the Disbursement Account. Because many of the checks on which National Settlement stopped payment had already been tendered at mortgage closings, this systematic practice of stopping payment on large numbers of checks constituted a fraud on individual borrowers, title companies, closing attorneys and other parties who accepted these checks at closing, expecting them to be honored.

35. On June 30, 2000, the New York State Department of Banking suspended Island Mortgage's license, based upon Island Mortgage's refusal to show the Banking Department its books and records, as well as the Banking Department's finding that Island Mortgage had "engaged in dishonest or inequitable practices which may cause substantial harm." In July 2000, three of the warehouse lenders filed separate suits against Island Mortgage and certain other Debtors in New York state court and the U.S. District Court for the Eastern District of New York. In each of those actions, the court granted a temporary restraint freezing funds in the Debtors' accounts at State Bank. Those restraints continued in effect until the July 19, 2000 commencement of these chapter 11 cases.

36. The Debtors' fraud has caused enormous harm to their creditors. In reliance on the Debtors' fraudulent representations -- including representations that funds advanced by the warehouse lenders would be used only to fund the purchase of specified mortgages -- the Debtors' warehouse lenders advanced many millions of dollars that were

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


wrongfully diverted and used for purposes other than the purchase of mortgages. In addition, individual borrowers, title companies, attorneys and others accepted checks totaling many millions of dollars written by National Settlement and presented at mortgage closings but subsequently dishonored.

D.     State Bank's Knowledge of the
       Debtors' Fraud

37. The highly unusual nature of the Debtors' banking practices put State Bank on clear notice of the massive fraud the Debtors were committing on their warehouse lenders and other creditors. The existence of a multi-million dollar overdraft in the Disbursement Account at the end of virtually every banking day was, in itself, highly suspect. Even more of a "red flag" was the fact that, virtually every banking day, National Settlement stopped payment on large numbers of checks -- representing, by dollar volume, one-quarter of all checks written against the Disbursement Account during the first six months of 2000, and almost one-third of all checks written against that account in June 2000. By themselves, these facts were sufficient to put State Bank on notice that the Debtors were engaged in the fraudulent, and indeed criminal, practice of routinely writing checks that they knew they had insufficient funds to pay, in violation of New York Penal Law ss. 190.05.

38. The particulars of the Debtors' daily stop payment orders put State Bank even more clearly on notice of the Debtors' fraud. Each morning, the first step taken by the Debtors to eliminate the prior day's overdraft was to transfer to the Disbursement Account all available funds from their other State Bank accounts (monies that, for the most part, had come in overnight through increased borrowings from the warehouse lenders). Only after this process had been completed would the Debtors give State Bank their daily list of checks on which payment was to be stopped. Moreover, these checks were not randomly selected and were not

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


typical of the checks presented against the Disbursement Account; rather, the checks on which the Debtors stopped payment were invariably among the largest checks presented against that account (a fact that enabled the Debtors to keep the number of checks on which they stopped payment relatively small). Yet another "red flag" alerting State Bank to the Debtors' fraud was the fact that, every day, the Debtors' stops eliminated a multi-million dollar overdraft but created only a very small positive balance, generally amounting to a few hundred dollars or less. State Bank personnel -- who devoted significant time to making sure that each day's overdraft was eliminated the next morning, and who closely monitored the balances in the Disbursement Account every day -- could not rationally have drawn any conclusion except that the Debtors were routinely and deliberately stopping payment on just enough checks to eliminate each day's overdraft.

39. In fact, internal State Bank memoranda make clear that senior officers at the bank knew this was precisely what the Debtors were doing. For example, an October 19, 1999 memorandum written by Kevin Hennessy, the State Bank vice president responsible for the Island Mortgage account, observed that overdrafts occurred "virtually daily" in the Disbursement Account, and that stop payment authorizations were used to eliminate the overdraft whenever "there were not enough wire transfer proceeds to cover the [overdraft]."

40. When asked at deposition to explain the extent of State Bank's knowledge of the Debtors' fraud, no fewer than four State Bank officers invoked their Fifth Amendment privilege against self-incrimination. For example, Thomas F. Goldrick, Jr., State Bank's Chief Executive Officer and Chairman of the Board, invoked the Fifth Amendment in response to each of the following deposition questions, among others:




                                       13
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                  Q. As a result of these and other discussions, you were
         generally familiar, throughout the time the Island Mortgage companies had accounts at State Bank, with the nature of the business operated by the Island Mortgage companies, weren't you?

                  Q. You also knew that, at the end of virtually every day, a large negative balance was posted in the disbursement account, correct?

                  Q. You knew that, each morning, the negative balance in the disbursement account was reduced, but generally not eliminated, by transfers into that account of the proceeds of wires that the Island Mortgage companies had received overnight, correct?

                  Q. You also knew that, each morning, executives of Island Mortgage would direct State Bank to stop payment on a large number of checks that had been provisionally posted to the disbursement account the night before, correct?

                  Q. You were aware that the number and magnitude of these stop payments was very large, weren't you?

                  Q. For example, were you aware that, in some months, the dollar volume of the checks written on the disbursement account for which payment was stopped exceeded one-third of the total dollar volume of all checks that cleared that account?

                  Q. You knew, didn't you, that the number and magnitude of stop payments in the disbursement account was highly uncharacteristic of the mortgage banking business?

                  Q. You also knew, didn't you, that the Island Mortgage companies' sustained practice, over many months, of stopping payment on such a large number and dollar volume of checks could not plausibly be attributed to any legitimate business purpose?


                  Q. You knew, didn't you, that, as a general matter, warehouse lenders would not willingly continue to lend to a company that they knew was engaged in a sustained practice of stopping payment on large numbers of checks, as the Island Mortgage companies were doing?

                  Q. You also knew, didn't you, that, as a result of the Island Mortgage companies' sustained practice of stopping payment on large numbers of checks, it was likely that many parties who had either mortgaged their home or advanced funds at a mortgage closing might suffer severe prejudice when the check they had received at the closing was subsequently dishonored for no legitimate business reason?

                  Q. The nature of the Island Mortgage companies' banking practices, including the routine overdrafts and the large number of stop payments, was discussed by State Bank's board of directors during at least one board meeting, correct?

                  Q. Despite its knowledge of the large number of stop payments and other unusual characteristics of the Island Mortgage companies' accounts, the State Bank board of directors resolved to permit the Island Mortgage companies to continue to operate their accounts at State Bank without change, correct?

41. Three other State Bank officers -- Mr. Hennessy; Kenneth M. Scheriff, a senior vice president in the commercial lending group; and Peter J. Yovine, a vice president and manager of the State Bank branch where the Debtors had their 39 accounts -- also invoked the Fifth Amendment in response to all questions asked them at deposition about the Debtors or the Debtors' relationship with State Bank.

                                   FIRST COUNT
                              Preferential Transfer
                        (11 U.S.C. ss.ss. 547(b) and 550)

42. Plaintiffs repeat and reallege paragraphs 1 through 41 above as if fully set forth herein.

43. The Debtors' repayment of their $13,754,706 debt to State Bank on June 6, 2000 (the "Transfer") was a transfer to State Bank of an interest of the Debtors in property for or on account of an antecedent debt owed by the Debtors before the Transfer was made.

44. The Debtors were insolvent at the time they made the Transfer.

45. The Transfer was made within 90 days of the Petition Date.

46. The Transfer enabled State Bank to receive more in satisfaction of its claims than it would have received in a case under chapter 7 of the Bankruptcy Code if the Transfer had not been made.

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


47. By reason of the foregoing, the Debtors are entitled to judgment against State Bank avoiding and recovering the Transfer as a preference pursuant to Bankruptcy Code ss.ss. 547(b) and 550.


                                  SECOND COUNT
                       Constructive Fraudulent Conveyance
                        (11 U.S.C. ss.ss. 544(b) and 550;
                   N.Y. Debtor & Creditor Law ss.ss. 273-275)

48. Plaintiffs repeat and reallege paragraphs 1 through 41 above as if fully set forth herein.

49. At the time it received the Transfer on June 6, 2000, State Bank knew or should have known of the fraud that the Debtors were committing against their warehouse lenders and other creditors.

50. Because of its actual or constructive knowledge of the Debtors' fraud, State Bank did not receive the Transfer in good faith, and therefore did not provide fair consideration for the Transfer, within the meaning of N.Y. Debtor & Creditor Law ss. 272.

51. At the time they made the Transfer, the Debtors were insolvent; were engaged, or were about to engage, in a business or transaction for which the property remaining in their possession constituted unreasonably small capital; and intended to incur, or believed that they would incur, debts beyond their ability to pay as they matured.

52. By reason of the foregoing, the Debtors are entitled to judgment against State Bank avoiding and recovering the Transfer as a fraudulent conveyance pursuant to Bankruptcy Code ss.ss. 544(b) and 550 and N.Y. Debtor & Creditor Law ss.ss. 273, 274 and 275.

WHEREFORE, the Debtors request that this Court enter judgment in their favor and against State Bank (a) on the first and second counts, avoiding and recovering the Transfer



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



and requiring State Bank to pay the Debtors the amount of $13,754,706; (b) awarding interest and costs; and (c) granting such other relief as is just and proper.

Dated:     New York, New York
           May 31, 2002
                                         KRAMER LEVIN NAFTALIS & FRANKEL LLP



                                         By:            /s/
                                         ---------------------------------------
                                         Kenneth H. Eckstein
                                         Philip Bentley
                                         P. Bradley O'Neill

                                         919 Third Avenue
                                         New York, New York 10022
                                         Telephone: (212) 715-9100

                                         Counsel for the Trustee and the Debtors


                                       17